Schedule 13G	Page 1 of 6

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     1     )*

ALTIGEN COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

021489 10 9
(CUSIP Number)

DECEMBER 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 6

CUSIP No.  021489 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth Tai

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Taiwan, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 29,446 6. Shared Voting Power 898,389 7. Sole Dispositive Power 29,446 8. Shared Dispositive Power 898,389

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 927,835

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) *

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer ALTIGEN COMMUNICATIONS, INC.

(b)	Address of Issuer’s Principal Executive Offices 47427 Fremont Blvd., Fremont, CA 94538

Item 2.

(a)	Name of Person Filing

Kenneth Tai

(b)	Address of Principal Business Office or, if none, Residence

Rm 1201, 12F, 333 Keelung Road, Section 1, Taipei 110, Taiwan, R.O.C.

(c)	Citizenship

Taiwan, R.O.C.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

021489 10 9

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 927,835

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

Schedule 13G	Page 4 of 6

(i)	Sole power to vote or to direct the vote 29,446

(ii)	Shared power to vote or to direct the vote 898,389

(iii)	Sole power to dispose or to direct the disposition of 29,446

(iv)	Shared power to dispose or to direct the disposition of 898,389

*Lines 5-11 of page 2 of this Schedule are incorporated herein by reference and show, respectively, the ownership of each reporting person. InveStar Burgeon Venture Capital, Inc. (“InveStar Burgeon”) owns 598,927 shares of AltiGen Communications, Inc. (“AltiGen”). InveStar Dayspring Venture Group, Inc. (“InveStar Dayspring”) owns 99,821 shares of AltiGen. InveStar Excelsus Venture Capital (Int’l) Inc., LDC (“InveStar Excelsus”) owns 99,821 shares of AltiGen. InveStar Burgeon, InveStar Dayspring and InveStar Excelsus are managed by InveStar Capital, Inc. Kenneth Tai is the Chairman of InveStar Capital, Inc. and, as a result, may be deemed to share the power to vote and dispose of the shares held by the InveStar entities. Forefront Venture Partners, L.P. (“Forefront Venture”) owns 99,820 shares of AltiGen. Forefront Venture is managed by Forefront Associates LLC. Mr. Tai is a managing director of Forefront Associates LLC and, as a result, may be deemed to share the power to vote and dispose of the shares held by Forefront Venture. Mr. Tai disclaims direct beneficial ownership of the shares held by the various funds listed above except to the extent of his partnership or corporate interest in each of them. Also includes 27,446 shares beneficially owned pursuant to stock option exercisable within 60 days of December 31, 2002.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Schedule 13G	Page 5 of 6

Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.    Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not Applicable.

Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

Date

/S/ KENNETH TAI

Signature

Kenneth Tai, Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)